# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Redwire Corporation, CIK 0001819810
CUSIP: 75776W103
Title of class of securities: Common Stock, par value value $0.0001 per share
Address of issuer's principal executive offices: 8226 Philips Highway, Suite 101, Jacksonville, Florida (FL), 32256
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000899140-24-000791
Filed by CIK 0001706942

## Reporting persons
- Genesis Park II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,067,755; sole dispositive power 0; shared dispositive power 6,067,755; aggregate amount beneficially owned 6,067,755 (8% of the class)
  Comment: The number of beneficially owned shares reported in Rows (6), (8) and (9) include 6,067,755 shares of Redwire Corporation's (the "Issuer") common stock, par value $0.0001 per share ("Common Stock").
  
  The percent of class in Row (11) represented by the amount in Row (9) is based upon 75,573,294 shares of the Issuer's Common Stock outstanding as of March 7, 2025, as set forth in the Form 10-K filed by the Issuer with the SEC on March 11, 2025.
- Genesis Park II GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,067,755; sole dispositive power 0; shared dispositive power 6,067,755; aggregate amount beneficially owned 6,067,755 (8% of the class)
  Comment: The number of beneficially owned shares reported in Rows (6), (8) and (9) include 6,067,755 shares of the Issuer's Common Stock.
  
  The percent of class in Row (11) represented by the amount in Row (9) is based upon 75,573,294 shares of the Issuer's Common Stock outstanding as of March 7, 2025, as set forth in the Form 10-K filed by the Issuer with the SEC on March 11, 2025.

## Item 1. Issuer
Name of issuer: Redwire Corporation
Address of issuer's principal executive offices: 8226 Philips Highway, Suite 101, Jacksonville, Florida, 32256

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being jointly filed by Genesis Park II LP and Genesis Park II GP LLC (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is: 520 Post Oak Boulevard, Suite 850, Houston, TX 77027.
Citizenship: Genesis Park II LP is a Delaware limited partnership and Genesis Park II GP LLC is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row (9) of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class: The information required by Item 4(b) is set forth in Row (11) of the cover page for each Reporting Person and is incorporated herein by reference - 8.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 6,067,755.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 6,067,755.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Genesis Park II LP: /s/ Paul W. Hobby, Paul W. Hobby/ Authorized Signatory (05/05/2025)
- Genesis Park II GP LLC: /s/ Paul W. Hobby, Paul W. Hobby/ Authorized Signatory (05/05/2025)